# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lifeward Ltd., CIK 0001607962
CUSIP: M8216Q200
Title of class of securities: Ordinary shares, par value NIS 1.75
Address of issuer's principal executive offices: 200 Donald Lynch Blvd., Marlborough, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-25-000021
Filed by CIK 0001871665

## Reporting persons
- Lind Global Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 182,265; sole dispositive power 0; shared dispositive power 182,265; aggregate amount beneficially owned 182,265 (1.7% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 94,515 shares of common stock and (ii) 87,750 warrants to purchase ordinary shares which are freely exercisable.
- Lind Global Partners II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 182,265; sole dispositive power 0; shared dispositive power 182,265; aggregate amount beneficially owned 182,265 (1.7% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 94,515 shares of common stock and (ii) 87,750 warrants to purchase ordinary shares which are freely exercisable.
- EASTON JEFF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 182,265; sole dispositive power 0; shared dispositive power 182,265; aggregate amount beneficially owned 182,265 (1.7% of the class)
  Comment: (1) The reporting person's ownership consists of (i) 94,515 shares of common stock and (ii) 87,750 warrants to purchase ordinary shares which are freely exercisable.

## Item 1. Issuer
Name of issuer: Lifeward Ltd.
Address of issuer's principal executive offices: 200 Donald Lynch Blvd., Marlborough, Massachusetts, 01752

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

o Lind Global Fund II LP, a Delaware limited partnership;
o Lind Global Partners II LLC, a Delaware limited liability company; and
o Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.

Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

444 Madison Ave, Floor 41
New York, NY 10022
Citizenship: Please see disclosure in Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on October 4, 2021.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lind Global Fund II LP: By: Lind Global Partners II LLC, its General Partner, By: /s/ Jeff Easton, Jeff Easton, Managing Member (05/15/2025)
- Lind Global Partners II LLC: /s/ Jeff Easton, Jeff Easton, Managing Member (05/15/2025)
- EASTON JEFF: /s/ Jeff Easton, Jeff Easton (05/15/2025)